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                            November 8, 2022

       Yifan Li
       Chief Executive Officer
       Hesai Group
       9th Floor, Building L2-B
       1588 Zhuguang Road, Qingpu District
       Shanghai 201702
       People   s Republic of China

                                                        Re: Hesai Group
                                                            Amendment No. 4 to
Draft Registration Statement on Form F-1
                                                            Submitted October
11, 2022
                                                            CIK No. 0001861737

       Dear Yifan Li:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 15, 2022.

       Amendment No. 4 to Draft Registration Statement on Form F-1

       Cover Page

   1. We note your response to prior comment 1. Please provide a cross-reference to your detailed discussion of
risks facing the company and the offering as a result of your corporate structure.
   2.                                                   We note your response
to prior comment 2. Please refrain from using terms such as    we
                                                        or    our    when
describing activities or functions of the operating subsidiaries. In this
 Yifan Li
Hesai Group
November 8, 2022
Page 2
         regard, we note that due to your corporate structure investors are subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitations on foreign ownership of technology companies.
Summary Combined and Consolidated Financial Data, page 17

3. We note your revised disclosure in response to prior comment 7 and we reissue our comment. In this regard, we note that you present pro forma net loss per share for both the year ended December 31, 2021 and the six months ended June 30, 2022 and you also include proposed additional disclosure of the pro forma net loss per share including share-
         based compensation at the effective date of the initial public offering. Please revise to present only one pro forma net loss per share calculation for the latest annual period (i.e., the year ended December 31, 2021) and assume the IPO was effective on January 1 of the latest annual period (i.e., January 1, 2021). Include the amount of stock based compensation that will be recognized upon the effectiveness of your IPO in this calculation. That is, assume the service vesting conditions that were met as of the IPO effectiveness date were also met as of January 1, 2021 and include the entire amount of additional stock compensation in you pro forma net loss per share for the year ended
         December 31, 2021. In calculating the stock compensation that will be recognized upon the effectiveness of your IPO, use the most recent practicable date, when known, and disclose this date.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 76

4. You disclose that you have shipped approximately 34,000 LiDAR units from 2017 and up to June 30, 2022, and you expect to ship over 80,000 LiDAR units, including
       approximately 60,000 units for ADAS customers that are evidenced by noncancellable scheduled purchase orders, in 2022. Please clarify if the 80,000 units are additional shipments you expect to ship subsequent to June 30, 2022 through December 31, 2022, or if this is the total shipments, including both completed and expected for the year ended
FirstName LastNameYifan Li
       December 31, 2022. Also, clarify the number of these expected shipments that you have
Comapany     NameHesai
       actually   completedGroup
                              to date and your basis for any additional
expected shipments that are
       not  represented
November 8, 2022 Page 2   by  noncancellable scheduled purchase orders.
FirstName LastName
 Yifan Li
FirstName LastNameYifan Li
Hesai Group
Comapany 8,
November  NameHesai
             2022     Group
November
Page 3    8, 2022 Page 3
FirstName LastName
5. We also note your disclosure on page 78 that you expect the average selling price for your
         LiDAR units and your gross margin to decrease as your shipment volume increases. Please balance your disclosure to describe the impact on any known or
         reasonably possible changes to your selling prices as it relates to these expected shipments. Also, describe any known or reasonably possible changes to your gross margins as a result of cost increases or materials and chip shortages that you describe as risks elsewhere in your filing.
Inflation, page 97

6. Please update your disclosure to describe changes in the consumer price to date, and the impact of such changes or other inflationary factors on your financial position and results of operations to date.
Combined and Consolidated Financial Statements for the Years Ended December 31, 2019, 2020
and 2021
Notes to Combined and Consolidated Financial Statements
16. Redeemable Shares, page F-26

7. You disclose that the agreements provide the investors with the right to redeem if a
         Qualified-IPO has not been consummated by December 31, 2022. Please clarify the redemption rights if a qualified IPO occurs subsequent to December 31, 2022. That is, clarify if holders will continue to have the rights to redeem these shares subsequent to the
         IPO, or if the shares will automatically convert to ordinary shares upon the effectiveness of an IPO. Revise your disclosures accordingly.
       You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Yuting Wu, Esq.